

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2014

Via E-mail
Michael J. West, President
Canfield Medical Supply, Inc.
4120 Boardman-Canfield Road
Canfield, Ohio 44406

>   **Re: Canfield Medical Supply, Inc.**
>   **Form 8-K**
>   **Filed March 28, 2014**
>   **File No. 000-55114**

Dear Mr. West:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed on March 28, 2014

1.   We note that while your former accountant, Ronald R. Chadwick, P.C. resigned on September 24, 2013, you did not file your Form 8-K report until March 28, 2014. For future filings, please note Form 8-K General Instruction B.1.that current reports on Form 8-K should be filed within four business days after the occurrence of the event.

2.   Rule 10-01(d) of Regulation S-X requires interim financial statements filed under cover of Form 10-Q to be reviewed by an independent public accountant using applicable professional standards and procedures. Please confirm that the interim financial statements included in your Form 10-Q filed on November 13, 2013 were reviewed in compliance with Rule 10-01(d) and identify the independent registered public accounting firm that performed the review.

3.   Please revise or tell us why you refer to Myskin, Inc. in providing signature from your President.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 202-551-3394 if you have questions regarding these comments and related matters.

Sincerely,

/s/ Steve Lo

Steve Lo
Staff Accountant